For Immediate Release

October 1, 2007


                        COMMUNITY FINANCIAL SHARES, INC.
                  ANNOUNCES FINAL RESULTS OF SELF-TENDER OFFER

         GLEN ELLYN, ILLINOIS: Community Financial Shares, Inc. (Pink Sheets:
CFIS.PK) announced today the final results of its tender offer to purchase up to 200,000 shares of its outstanding common stock at a price of $26.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. The tender offer expired at 5:00 p.m., Central time, on September 28, 2007.

         Community Financial Shares, Inc. has accepted for purchase 125,698 shares of its common stock representing approximately 9.1 percent of the outstanding shares of common stock, at a purchase price of $26.00 per share for a total cost of approximately $3.3 million, excluding fees and expenses relating to the tender offer. Because Community Financial Shares, Inc. is purchasing all of the shares that were properly tendered and not withdrawn, no proration was required. Community Financial Shares, Inc. is funding the purchase of shares in the tender offer with working capital. Community Financial Shares, Inc. intends to cancel and retire the shares purchased pursuant to the tender offer.

         The depositary for the tender offer will promptly issue payment for the shares accepted for purchase in the tender offer.

         Howe Barnes Hoeffer & Arnett, Inc. acted as Dealer Manager/Information Agent. Questions regarding the tender offer should be directed to Howe Barnes Hoeffer & Arnett, Inc. at (800) 800-4693.


For further information contact:

/s/ Scott W. Hamer

Scott W. Hamer
President and Chief Executive Officer
(630) 545-0900